FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“US approval for Syngenta blockbuster fungicide Solatenol”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, September 1, 2015

US approval for Syngenta blockbuster fungicide SolatenolTM

•	A step change in disease control for US growers

•	Global peak sales potential of $1 billion

•	Solatenol products available for a wide range of crops

Syngenta announced today that its breakthrough SDHI fungicide Solatenol has received registration from the US Environmental Protection Agency. First significant sales in the USA are expected in the 2016 season.

Solatenol has already been launched in Latin America as ELATUS™, offering growers unrivaled performance against soybean rust, a devastating disease which can significantly impact yields. It achieved sales of more than $300 million in its first year in Brazil. In the USA, products containing Solatenol will be available for a wide range of crops including corn, soybean, wheat, peanuts, potatoes and vegetables. SDHI chemistry is an important component of Syngenta’s $3.6 billion crop protection pipeline.

Syngenta COO, Davor Pisk, said: “US growers can expect a step change in disease control from our range of Solatenol products. These valuable new tools demonstrate our commitment to producing sustainable innovations that help growers combat diseases while maximizing their returns.”

Solatenol has consistently demonstrated outstanding performance. It is the market’s most effective SDHI chemistry offering broad-spectrum control of damaging foliar diseases and soil pathogens as well as significant resistance management benefits.

Regulatory approvals are pending in several markets, including the EU.

Syngenta – September 1, 2015 / Page 1 of 2

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – September 1, 2015 / Page 2 of 2

SYNGENTA AG

Date:	September 1, 2015	By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs